UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No.            )*

Digital Music Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

25388X 10 6

(CUSIP Number)

Mitchell Koulouris

c/o Digital Music Group, Inc.

1545 River Park Drive, Suite 210

Sacramento, CA 95815

(916) 239-6010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Kevin K. Rooney, Esq.

Hayden Bergman

Professional Corporation

150 Post Street, Suite 650

San Francisco, CA 94108

(415) 692-3310

February 7, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 25388X 10 6

1.	Name of Reporting Person Mitchell Koulouris
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds SC, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 567,752
8. Shared Voting Power 0
9. Sole Dispositive Power 567,752
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 567,752
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 6.6%
14.	Type of Reporting Person IN

STATEMENT ON SCHEDULE 13D

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Shares”), of Digital Music Group, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 1545 River Park Drive, Suite 210, Sacramento, California 95815.

Item 2. Identity and Background

(a)	The name of the person filing this statement is Mitchell Koulouris.

(b)	The business address of Mitchell Koulouris is 1545 River Park Drive, Suite 210, Sacramento, California 95815.

(c)	The present principal occupation or employment of Mitchell Koulouris is President, Chief Executive Officer and Director of the Issuer, the address of which is set forth above.

(d)	During the last five years, Mitchell Koulouris has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mitchell Koulouris has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to any such laws.

(f)	Mitchell Koulouris is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The 367,752 Shares acquired by Mitchell Koulouris in the last sixty days as described in Item 5 were acquired in connection with the merger of Digital Musicworks International, Inc. (“DMI”) into the Issuer (the “Merger”) and the exchange of all outstanding shares of capital stock of DMI for an aggregate of 2,250,000 Shares, including the common shares of DMI beneficially owned at such time by Mr. Koulouris. Mr. Koulouris acquired ownership of the other 200,000 Shares described herein as follows prior to the date the Issuer became subject to the reporting requirements of the Exchange Act of 1934, as amended:

(a)	Mitchell Koulouris purchased 160 Shares on August 26, 2005, at a purchase price of $0.10 per Share, pursuant to a restricted stock purchase agreement with the Issuer that provides for a lapsing repurchase option at the original purchase price that lapses monthly over 24 months following the date of grant so long as Mr. Koulouris remains a service provider to the Issuer.

(b)	Mitchell Koulouris received 199,840 Shares on September 8, 2005 in connection with a stock dividend effected by the Issuer on such date payable to all holders of Shares on September 8, 2005, of 1,249 Shares for each Share outstanding.

Item 4. Purpose of Transaction

Mitchell Koulouris acquired the Shares as reported herein for the purpose of investment. Except as described herein, Mitchell Koulouris has not formulated any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Mitchell Koulouris reserves the right to (i) modify his present intention and formulate plans or proposals to take any one or more of the actions referred to in paragraph (a) through (j) above and (ii) to increase or decrease his holdings of Shares through open market purchases, privately negotiated transactions or otherwise. In addition, Mitchell Koulouris may, in his capacity as the President and Chief Executive Officer of the Issuer, and as a member of the Board of Directors of the Issuer, consider and/or formulate plans to take any one or more of the actions referred to in paragraph (a) through (j) above at any time and from time to time, without disclosing any such plans, proposals or consideration of any of the same in an amendment to this Schedule 13D or otherwise unless Mitchell Koulouris is required by Section 13(d) of the Exchange Act or the rules thereunder to do so in his capacity as a stockholder of the Issuer.

Item 5. Interest in Securities of the Issuer

(a)	As set forth herein, Mitchell Koulouris beneficially owns 567,752 Shares, which represent 6.6% of the outstanding Shares, based upon the number of Shares outstanding as of the most recent practicable date, and calculated in accordance with Rule 13d-3. 25,614 of these Shares are held by Mr. Koulouris as custodian for his minor children. Mr. Koulouris disclaims beneficial ownership of the Shares held by his minor children.

(b)	Mitchell Koulouris has sole voting and dispositive power over 567,752 Shares.

(c)	On February 7, 2006, Mitchell Koulouris received 367,752 Shares in exchange for 5,046,000 shares of common stock of DMI beneficially owned by him in connection with the Merger of DMI into the Issuer. On the effective date of the Merger, the Issuer completed its initial public offering with a price to public of $9.75 per Share. 25,614 of these Shares are held by Mr. Koulouris as custodian for his minor children. Mr. Koulouris disclaims beneficial ownership of the Shares held by his minor children.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 1 through 5 is hereby incorporated herein by reference. Except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) between Mitchell Koulouris and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2006

Date

/s/ Mitchell Koulouris

Signature

Mitchell Koulouris

Name/Title